Mail Stop 4561

April 13, 2009

Kevin C. Burns
Chief Financial Officer
AMICAS, Inc.
20 Guest Street, Suite 400
Boston, MA 02135

Re: AMICAS, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File No. 000-25311

Dear Mr. Burns:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief